UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
XTANT MEDICAL HOLDINGS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98420P308
(CUSIP Number)

OrbiMed Advisors LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 1, 2019

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98420P308

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,614,321 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,614,321 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,614,321 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
(1)
Evidenced by (i) 9,207,012 outstanding shares of the common stock, par value $0.000001 per share (“Shares”) of Xtant Medical Holdings, Inc., a Delaware corporation (the “Issuer”) and (ii) 2,407,309 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

(2)
This percentage is calculated based upon 13,161,762 Shares outstanding of the Issuer, as set forth in the Issuer’s report on Form 10-Q, filed with the Securities and Exchange Commission on April 1, 2019, and includes 2,407,309 Shares issuable upon exercise of the Warrants.

SCHEDULE 13D

CUSIP No. 98420P308

1		NAME OF REPORTING PERSONS OrbiMed ROF II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,184,144 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,184,144 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,144 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
(1)	Evidenced by (i) 3,316,128 outstanding Shares of the Issuer and (ii) 868,016 Shares issuable upon the exercise of Warrants.

(2)
This percentage is calculated based upon 13,161,762 Shares outstanding of the Issuer, as set forth in the Issuer’s report on Form 10-Q, filed with the Securities and Exchange Commission on April 1, 2019, and includes 868,016 Shares issuable upon exercise of the Warrants.

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC originally filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2017 (the “Statement”) with Samuel D. Isaly as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on January 17, 2018, Amendment No. 2 thereto filed with the SEC on February 15, 2018 and Amendment No. 3 thereto filed with the SEC on September 19, 2018.  The Statement relates to the common stock, par value $0.000001 per share (the “Shares”), of Xtant Medical Holdings, Inc. (formerly Bacterin International Holdings, Inc.), a Delaware corporation (the “Issuer”), with its principal offices located at 664 Cruiser Lane, Belgrade, Montana 59714.  The Shares are listed on the NYSE American LLC (formerly the NYSE MKT) under the ticker symbol “XTNT”.
This Amendment No. 4 is being filed to report that on March 29, 2019, the Issuer, and certain other parties, entered into a Second Amended and Restated Credit Agreement (the “Credit Agreement”) (as described in Item 6 below) with ROS Acquisition Offshore LP (“ROS Acquisition”) and OrbiMed Royalty Opportunities II, LP (“ORO II” and, together with ROS Acquisition, the “OrbiMed Purchasers”).  In connection with the amendments to the Credit Facility, the OrbiMed Purchasers received warrants (“Warrants”) to purchase an aggregate amount of 1.2 million Shares.  The terms of the Credit Agreement are summarized in Item 6 below.
Item 2.	Identity and Background
(a)   This Statement is being filed by OrbiMed Advisors LLC (“Advisors”) and OrbiMed ROF II LLC (“OrbiMed ROF”) (collectively, the “Reporting Persons”).
(b) – (c), (f)          Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or investment manager of certain entities as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.
OrbiMed ROF, a limited liability company organized under the laws of Delaware, is the general partner of ORO II as more particularly described in Item 6 below.  OrbiMed ROF has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.
The directors and executive officers of Advisors are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:
(i)           name;
(ii)          business address;
(iii)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv)         citizenship.
(d) – (e)          During the last five years, neither the Reporting Person nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction
Advisors caused ROS Acquisition, and Advisors and OrbiMed ROF caused ORO II, to acquire Shares and other securities of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of ROS Acquisition and ORO II.

Earlier in 2017, however, as reported in the original Statement, the Reporting Persons, after reviewing its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities, engaged in discussions with the Issuer’s management regarding possible conversion of some or all of the Reporting Persons’ notes (“Notes”) into common equity of the Issuer and/or exchange of some or all of the Notes for common equity of the Issuer at negotiated conversion or exchange ratios, financing strategies and governance topics.  Such discussions continued following the filing of the original Statement.  The Restructuring and Exchange Agreement entered into between Issuer and the OrbiMed Purchasers (the “Restructuring Agreement”) and related agreements summarized in Amendment No. 2 to this Statement resulted from such discussions.  As a result of the closing of the transactions pursuant to the Restructuring Agreement (the “Restructuring Transactions”), all Notes held by the Reporting Persons were cancelled and converted to Shares.

In addition to the foregoing, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)-(b)          As of the date of this filing, ROS Acquisition, a Cayman Islands exempted limited partnership, holds 7,430,177 Shares, including Warrants to purchase 1,539,293 Shares, constituting approximately 50.5% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the investment manager of ROS Acquisition, has the power to direct the vote and to direct the disposition of the Shares held by ROS Acquisition.  As a result, Advisors may be deemed to indirectly beneficially own the Shares held by ROS Acquisition.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by ROS Acquisition.
In addition, Advisors, pursuant to its authority as investment manager of ROS Acquisition, caused ROS Acquisition to enter into the agreements referred to in Item 6 below.

As of the date of this filing, ORO II, a limited partnership organized under the laws of Delaware, holds 4,184,144 Shares, including Warrants to purchase 868,016 Shares, constituting approximately 29.8% of the issued and outstanding Shares.  OrbiMed ROF is the sole general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II, and Advisors is the sole managing member of OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed ROF.  As a result, OrbiMed Advisors and OrbiMed ROF share power to direct the vote and disposition of the Shares held by ORO II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by ORO II.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by ORO II.

In addition, OrbiMed Advisors , pursuant to its authority under the limited liability company agreement of OrbiMed ROF, and OrbiMed ROF, pursuant to its authority under the limited partnership agreement of ORO II, caused ORO II to enter into the agreements referred to in Item 6 below.
(c)          Except as reported in Item 1, the Reporting Person has not effected any transactions in the Shares during the past sixty (60) days.
(d)          Not applicable.
(e)          Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
OrbiMed ROF is the sole general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II.  Pursuant to this agreement and relationship, OrbiMed ROF has discretionary investment management authority with respect to the assets of ORO II. Such authority includes the power to vote and otherwise dispose of warrants held by OFO II.  The number of outstanding Shares of the Issuer attributable to ORO II is 4,184,144 (which includes Shares issuable upon the exercise of Warrants). OrbiMed ROF, pursuant to its authority under the limited partnership agreement of ORO II, may be considered to hold indirectly 4,184,144 Shares.

Advisors is the sole managing member of OrbiMed ROF pursuant to the terms of the limited liability company agreement of OrbiMed ROF and is the investment manager of ROS Acquisition.  Pursuant to these relationships, Advisors has discretionary investment management authority with respect to the assets of ROS Acquisition and, together with OrbiMed ROF, ORO II.  Such authority includes the power of Advisors to vote and otherwise dispose of securities held by ROS Acquisition and ORO II.  The aggregate number of fully diluted Shares held by ROS Acquisition is 7,430,177 and the aggregate number of fully diluted shares owned by ORO II is 4,181,144 (which includes Shares subject to Warrants).  Advisors may be considered to hold indirectly 11,614,321 Shares.

   Matthew Rizzo (“Rizzo”) and Michael Eggenberg (“Eggenberg”), both of whom are employees of Advisors, are members of the Board, and, accordingly, the Reporting Person may have the ability to affect and influence control of the Issuer.  From time to time, Rizzo and/or Eggenberg may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Rizzo and Eggenberg are obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefit are provided to OrbiMed Purchasers.
Registration Rights Agreement
As a condition to the closing of the Restructuring Transactions, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the OrbiMed Purchasers and the other holders of previously outstanding Notes (collectively, the “Noteholders”).  Upon demand by the Noteholders, the Registration Rights Agreement requires the Issuer to, among other things, file with the SEC a shelf registration statement (which, initially, will be on Form S-1 and, as soon as the Issuer is eligible, will be on Form S-3) covering the resale, from time to time, of the Shares issuable upon conversion or exchange of the Notes or issued in the Issuer’s February 14, 2018 private placement within 90 days of such demand and to use its best efforts to cause the shelf registration statement to become effective under the Securities Act no later than the 180th day after such demand.

Investor Rights Agreement

As a condition to the closing of the Restructuring Transactions, the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the OrbiMed Purchasers and certain other investors.  Under the Investor Rights Agreement, ROS Acquisition and ORO II are permitted to nominate a majority of the directors and designate the chairperson of the Board at subsequent annual meetings, as long as they maintain an ownership threshold in the Issuer of at least 40% of the then outstanding Shares (the “Ownership Threshold”).  If the OrbiMed Purchasers are unable to maintain the Ownership Threshold, the Investor Rights Agreement contemplates a reduction of nomination rights commensurate with the Issuer ownership interests. At the request of the Reporting Person, the Issuer nominated Rizzo and Eggenberg, both of whom are employees of Advisors.  The Issuer’s stockholders elected both Rizzo and Eggenberg to the Board.

For so long as the Ownership Threshold is met, the Issuer must obtain the approval of a majority of the Shares held by ROS Acquisition and ORO II to proceed with the following actions: (i) issue new securities; (ii) incur over $250,000 of debt in a fiscal year; (iii) sell or transfer over $250,000 of assets or businesses of the Issuer or its subsidiaries in a fiscal year; (iv) acquire over $250,000 of assets or properties in a fiscal year; (v) make capital expenditures over $125,000 individually, or $1.5 million in the aggregate during a fiscal year; (vi) approve the Issuer’s annual budget; (vii) hire or terminate the Issuer’s chief executive officer; (viii) appoint or remove the chairperson of the Board; and (ix) make loans to, investments in, or purchase, or permit any subsidiary to purchase, any stock or other securities in another entity in excess of $250,000 in a fiscal year.  As long as the Ownership Threshold is met, the Issuer may not increase the size of the Board beyond seven directors without the approval of a majority of the directors nominated by the OrbiMed Purchasers.

The Investor Rights Agreement grants ROS Acquisition and ORO II the right to purchase from the Issuer a pro rata amount of any new securities that the Issuer may propose to issue and sell.  The Investor Rights Agreement may be terminated (a) upon the mutual written agreement of all the parties, (b) upon written notice of any party if ROS Acquisition and ORO II’s ownership percentage of the Shares is less than 10%, or (c) upon written notice of ROS Acquisition and ORO II.

Credit Agreement Amendment

On March 29, 2019, the Issuer entered into the Credit Agreement, which amended and restated the existing Amended and Restated Credit Agreement among the Issuer, the OrbiMed Purchasers and certain other parties, entered into on July 31, 2015 and last amended on August 1, 2018 (the “Credit Facility”).  The Credit Agreement, among other provisions, increased availability by an additional $10 million via an incremental delayed draw term loan, extended the maturity date to March 31, 2021 and the period during which no interest accrues from December 31, 2018 until March 31, 2020, and replaced the Minimum Consolidated EBITDA and Consolidated Senior Leverage Ratio Covenants with a new Minimum Revenue Covenant, to support the Company’s working capital needs.

As a condition to the effectiveness of the Credit Agreement, the Issuer issued ROS Acquisition and ORO II  765,992 and 434,008 Warrants, respectively, with a per share exercise price of $0.01 and an expiration date of April 1, 2029.  The Warrants are immediately exercisable and are subject to the terms of the corresponding Warrant agreement (collectively, the “Warrant Agreements”), which are attached hereto as Exhibits 5 and 6.

The foregoing descriptions of the Registration Rights Agreement, the Investor Rights Agreement, the Credit Agreement and the Warrant Agreements do not purport to be complete and are qualified in their entirety by reference to such documents that are attached as exhibits hereto and are incorporated by reference herein.  Other than as described in this Statement, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed ROF II LLC.
2.
Form of Investor Rights Agreement among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP, Park West Partners International and Limited, Park West Investors Master Fund, Limited (incorporated by reference to Exhibit D to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).

3.	Form of Registration Rights Agreement (incorporated by reference to Exhibit F to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).
4.
Second Amended and Restated Credit Agreement, effective as of March 29, 2019, by and among Bacterin International, Inc., Xtant Medical Holdings, Inc., X-Spine Systems, Inc., Xtant Medical, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.47 to the Form 10-K filed with the SEC by Xtant Medical Holdings, Inc. on April 1, 2019).

5.
Warrant, dated as of April 1, 2019, issued by Xtant Medical Holdings, Inc. to ROS Acquisition Offshore LP (incorporated by reference to Exhibit 4.11 to the Form 10-K filed with the SEC by Xtant Medical Holdings, Inc. on April 1, 2019).

6.
Warrant, dated as of April 1, 2019, issued by Xtant Medical Holdings, Inc. to OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 4.2 to the Form 10-K filed with the SEC by Xtant Medical Holdings, Inc. on April 1, 2019).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 4, 2019
OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed ROF II LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I
The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.
Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II
The business and operations of OrbiMed ROF II LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

EXHIBIT INDEX
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed ROF II LLC.
2.
Form of Investor Rights Agreement among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP, Park West Partners International and Limited, Park West Investors Master Fund, Limited (incorporated by reference to Exhibit D to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).

3.	Form of Registration Rights Agreement (incorporated by reference to Exhibit F to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).
4.
Second Amended and Restated Credit Agreement, effective as of March 29, 2019, by and among Bacterin International, Inc., Xtant Medical Holdings, Inc., X-Spine Systems, Inc., Xtant Medical, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.47 to the Form 10-K filed with the SEC by Xtant Medical Holdings, Inc. on April 1, 2019).

5.
Warrant, dated as of April 1, 2019, issued by Xtant Medical Holdings, Inc. to ROS Acquisition Offshore LP (incorporated by reference to Exhibit 4.11 to the Form 10-K filed with the SEC by Xtant Medical Holdings, Inc. on April 1, 2019).

6.
Warrant, dated as of April 1, 2019, issued by Xtant Medical Holdings, Inc. to OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 4.2 to the Form 10-K filed with the SEC by Xtant Medical Holdings, Inc. on April 1, 2019).